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Exhibit 99.3

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Security Class Holder Account Number

Form of Proxy – Annual and Special Meeting of shareholders of Talisman Energy Inc. to be held on May 9, 2006

This Form of Proxy is solicited by and on behalf of management.

Notes to Proxy

1.
Every holder has the right to appoint a person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by management.

6.
This proxy should be read in conjunction with the accompanying documentation provided by management.

Proxies submitted must be received by 10:30 am, Eastern Daylight Time, on May 8, 2006.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

•	Call the number listed BELOW from a touch tone telephone.	•	Go to the following web site:	•	You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com – click "Enroll for e-delivery" under the Shareholder Services menu.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER                     HOLDER ACCOUNT NUMBER                     ACCESS NUMBER

This Form of Proxy is solicited by and on behalf of management.

Appointment of Proxyholder

I/We being registered holders(s) of Common Shares of Talisman Energy Inc. hereby appoint: D.D. Baldwin, or failing him, J.W. Buckee	OR	Print the name of the person or company you are appointing if this person or company is someone other than D.D. Baldwin or J.W. Buckee.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual and Special Meeting of shareholders of Talisman Energy Inc. (the "Company") to be held in the Imperial Ballroom, Hyatt Regency Calgary Hotel, 700 Centre Street S.E., Calgary, Alberta, Canada on Tuesday, May 9, 2006 at 10:30 a.m. (Mountain Daylight Time) and at any adjournment thereof.

1.
Election of Directors
	For	Withhold		For	Withhold		For	Withhold
01. Douglas D. Baldwin	☐	☐	04. Kevin S. Dunne	☐	☐	07. Robert G. Welty	☐	☐
02. James W. Buckee	☐	☐	05. Lawrence G. Tapp	☐	☐	08. Charles R. Williamson	☐	☐
03. William R.P. Dalton	☐	☐	06. Stella M. Thompson	☐	☐	09. Charles W. Wilson	☐	☐
2.
Appointment of Auditors
	For	Withhold
Reappointment of Ernst & Young LLP Chartered Accountants as auditor of the Company for the ensuing year.	☐	☐
3.
Three for one Division of Common Shares
	For	Against
Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Management Proxy Circular.	☐	☐

Resolution to amend the Articles to effect a three for one division of Common Shares.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date

Financial Statement Request	Annual Report		Interim Financial Reports		Corporate Responsibility Report
In accordance with securities regulations, shareholders may elect annually to receive financial statements, if they so request. If you wish to receive such mailings, please mark your selection.	☐	Mark this box if you DO NOT want to receive the Annual Report by mail.	☐	Mark this box if you would like to receive Interim Financial Reports by mail.	☐	Mark this box if you would like to receive the annual Corporate Responsibility Report by mail.

If you do not mark the box, or do not return this PROXY, then it will be assumed you do NOT want to receive Interim Financial Reports, or the Corporate Responsiblity Report.

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Exhibit 99.3